UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
For Annual Reports of
Employee Stock Purchase, Savings and Similar Plans
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from                      to
Commission file number 1-6196
A.    Full title of the plans and address of the plans, if different from that of the issuer named below:
Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Piedmont Natural Gas Company, Inc. Salary Investment Plan
B.    Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Piedmont Natural Gas Company, Inc.
Payroll Investment Plan
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006,
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007 and
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Benefits Committee and Participants in
Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Charlotte, North Carolina
We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. Payroll Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Charlotte, North Carolina
June 13, 2008

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Participant-directed investments (Notes 1, 2, 3, and 6)	$40,943,661	$40,940,017
Receivable — due from broker for securities sold	2,000	30,294
Cash	259,578	148,991

Total assets	41,205,239	41,119,302
Liabilities
Due to broker for securities purchased	261,578	179,285

Net assets available for benefits at fair value	40,943,661	40,940,017
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	72,845	174,449

Net assets available for benefits	$41,016,506	$41,114,466

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Notes 2 and 3)	$257,643
Interest and dividends (Note 2)	2,161,756

Total investment income	2,419,399

Contributions:
Employer’s	998,477
Participants’	2,123,129
Participants’ rollovers	33,019

Total contributions	3,154,625

Total additions	5,574,024

Deductions from net assets attributed to:
Benefits paid to participants	4,819,919
Expenses (Notes 2 and 6)	158,840

Total deductions	4,978,759

Net increase	595,265
Transfers to other qualified plan (Note 1)	(693,225)
Net assets available for benefits:
Beginning of year	41,114,466

End of year	$41,016,506

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Notes to Financial Statements

Note 1. Description of the Plan
The following description of Piedmont Natural Gas Company, Inc. (the “Company”) Payroll Investment Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General: The Plan is a defined contribution plan providing benefits to participating bargaining unit hourly employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger, on and after October 1, 2001, the Plan consists of two portions, the employee stock ownership plan (“ESOP”) and savings portion; however, the Plan does not provide for additional ESOP contributions and all ESOP assets have been allocated to participants’ accounts. Participants can remain invested in the Company’s common stock or sell the common stock at any time and reinvest the proceeds in any of the investment options available in the Plan. Full-time hourly employees become eligible to participate in the Plan after they have completed six months of continuous service with the Company and attained age 18. Effective July 1, 2006, the Plan was amended to change the date upon which an employee may commence participation in the Plan to the first day of any pay period after the employee reaches age 18 and completes thirty days of service. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 50% of the first 10% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. There were no discretionary contributions during the year ended December 31, 2007. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participant accounts: Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations of Company discretionary contributions are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments: Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers nine mutual funds, two common trust funds and one common stock fund as investment options for participants.
Vesting: Prior to July 1, 2006, all participant and employer contributions and earnings thereon were fully vested and nonforfeitable upon allocation to the participants’ accounts. Effective July 1, 2006, the Plan was amended so that a participant becomes 100% vested in his employer matching contributions after the participant has completed six months of service.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Notes to Financial Statements

Note 1. Description of the Plan (Continued)
Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes. Principal and interest is paid ratably through payroll deductions.
Payment of benefits: The vested balance of a participant’s account will be paid to the participant, or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan. However, a participant who retires with an account balance of more than $15,000 may elect payment over a specified number of years under an annuity contract purchased from a life insurance company selected by the participant.
Other: During the year ended December 31, 2007, account balances totaling $693,225 of participants in the Plan who had moved from hourly positions to salaried positions, therefore becoming eligible to participate in the Piedmont Natural Gas Company, Inc. Salary Investment Plan (the “Salary Plan”), were transferred to the Salary Plan.
Note 2. Summary of Accounting Policies
Basis of accounting: The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment contracts: As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
The Plan invests in investment contracts through a collective trust in the Union Bond & Trust Company Stable Value Fund, formerly known as the Gartmore Morley Stable Value Fund. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Notes to Financial Statements

Note 2. Summary of Accounting Policies (Continued)
Accounting pronouncements: In September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) was issued and is effective for fiscal years beginning after November 15, 2007. In November 2007, implementation of SFAS 157 was delayed for one year only for other nonfinancial assets and liabilities. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and applies whenever other standards require (or permit) the measurement of assets or liabilities at fair value, but does not expand the use of fair value measurement to any new circumstances. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability. SFAS 157 establishes a fair value hierarchy of three levels for valuation inputs that prioritizes the information used to develop those assumptions. The Plan will adopt SFAS 157 for the fiscal year beginning January 1, 2008 with the exception of the application of the provision related to nonfinancial assets and liabilities. We believe the adoption of SFAS 157 will not have a material impact on our financial statements or related disclosures.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 provides entities with an option to report selected financial assets and liabilities at fair value. Its objective is to reduce the complexity in accounting for financial instruments and to mitigate the volatility in earnings caused by measuring related assets and liabilities differently. Although SFAS 159 does not eliminate disclosure requirements included in other accounting standards, it does establish additional presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has elected also to apply SFAS 157 early. Accordingly, the Plan will adopt SFAS 159 for our fiscal year beginning January 1, 2008. We have evaluated SFAS 159, and we do not intend to elect the option to measure any applicable financial assets or liabilities at fair value pursuant to the provisions of SFAS 159.
Investment valuation and income recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value held by the Plan at year end. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end. The investment in the common stock fund is valued at its quoted market price. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Notes to Financial Statements

Note 2. Summary of Accounting Policies (Continued)
Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of benefits: Benefit payments to participants are recorded when paid.
Expenses: As provided by the Plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.
Note 3. Investments
The Plan’s investments that represent 5% or more of net assets available for benefits as of December 31, 2007 and 2006, which includes the FSP as described in Note 2, are as follows:

	December 31,
	2007	2006
Enhanced Stock Market Fund of Wachovia - 81,559 and 88,402 units, respectively	$8,576,389	$8,779,912
Evergreen Special Values Fund (A) - 92,404 shares	*	2,529,107
American Funds The Growth Fund of America (A) - 111,846 and 103,180 shares, respectively	3,803,870	3,391,537
American Funds Balanced Fund (A) - 146,693 and 163,276 shares, respectively	2,832,647	3,105,514
Union Bond & Trust Company Stable Value Fund (Retail) - 463,497 units**	—	9,048,352
Union Bond & Trust Company Stable Value Fund - 435,007 units**	9,256,671	—
Dodge & Cox Stock Fund - 20,681 and 18,167 shares, respectively	2,859,381	2,787,910
Fidelity Advisor Series I Mid Cap Fund (T) - 121,520 and 97,581 shares, respectively	2,870,308	2,431,713
American Funds Europacific Growth Fund (A) - 54,624 and 51,281 shares, respectively	2,778,707	2,387,658
Participant loans	2,173,424	2,155,813

*	Represented less than 5% of the Plan’s net assets available for benefits as of this date.

**	Represents fully benefit-responsive investment contracts, formerly known as Gartmore Morley Stable Value Fund.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Notes to Financial Statements

Note 3. Investments (Continued)
During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common trust fund — equity — Enhanced
Stock Market Fund of Wachovia	$516,882

Common stock fund-
Piedmont Natural Gas Stock Fund	(27,729)

Mutual funds:
Balanced	53,178
Fixed income	(6,777)
Stable value	316,500
Equity	(822,637)
International equity	197,263
Other	30,963

Total mutual funds	(231,510)

Net appreciation in fair value of investments	$257,643

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Note 4. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Notes to Financial Statements

Note 5. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 6. Exempt Party-in-Interest Transactions
Certain plan investments are shares of mutual funds and units of participation in a common trust fund and common collective fund managed by Wachovia. Wachovia is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services amounted to $94,990 for the year ended December 31, 2007.
At December 31, 2007 and 2006, the Plan held 65,739 and 72,275 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $898,088 and $944,518, respectively, and fair value of $1,145,579 and $1,286,021, respectively. During the year ended December 31, 2007, the Plan recorded dividend income on the common stock of the Company of $45,298.
Note 7. Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500

	December 31
	2007	2006
Net assets available for benefits as presented in these financial statements	$41,016,506	$41,114,466
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(72,845)	(174,449)

Net assets available for benefits per the Form 5500	$40,943,661	$40,940,017

Year Ended
December 31,
2007
Total investment income per the financial statements	$2,419,399
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	101,604

Total investment income per the Form 5500	$2,521,003

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Piedmont Natural Gas Company, Inc. Payroll Investment Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of investment
	including maturity date,
Identity of issuer, borrower,	rate of interest, collateral,	Current
lessor, or similar party	par or maturity value	value
*Enhanced Stock Market Fund of Wachovia	Common trust fund, 81,559 units	$8,576,389

*Piedmont Natural Gas Stock Fund	Common stock fund, 65,739 units	1,145,579

*Evergreen Special Values Fund (A)	Mutual fund, 86,700 shares	1,773,024

American Funds The Growth Fund of America (A)	Mutual fund, 111,846 shares	3,803,870

American Funds Balanced Fund (A)	Mutual fund, 146,693 shares	2,832,647

Union Bond & Trust Company Stable Value Fund**	Common collective fund, 435,007 units	9,256,671

Dodge & Cox Stock Fund	Mutual fund, 20,681 shares	2,859,381

Fidelity Advisor Series I Mid Cap Fund (T)	Mutual fund, 121,520 shares	2,870,308

T. Rowe Price New Horizons Fund	Mutual fund, 27,234 shares	830,904

Dodge & Cox Income Fund	Mutual fund,139,185 shares	1,741,203

American Funds Europacific Growth Fund (A)	Mutual fund, 54,624 shares	2,778,707

PIMCO Real Return Bond (A)	Mutual fund, 22,018 shares	301,554

*Various participants	Loans to participants, at interest rates ranging from 6.77% to 7.29% and maturities ranging from less than one month to 8 years	2,173,424

		$40,943,661

*	Represents a party-in-interest.

**	Represents fully benefit-responsive investment contracts at fair value.
All investments are participant directed; therefore, cost information has not been presented.

Piedmont Natural Gas Company, Inc.
Salary Investment Plan
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006,
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007 and
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Benefits Committee and Participants in
Piedmont Natural Gas Company, Inc. Salary Investment Plan
Charlotte, North Carolina
We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. Salary Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey & Pullen, LLP
Charlotte, North Carolina
June 13, 2008

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Participant-directed investments (Notes 1, 2, 3, and 6)	$96,795,414	$91,902,836
Receivable — due from broker for securities sold	54,052	85,972
Cash	966,572	472,482

Total assets	97,816,038	92,461,290
Liabilities
Due to broker for securities purchased	1,020,624	558,454

Net assets available for benefits at fair value	96,795,414	91,902,836
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	114,782	285,998

Net assets available for benefits	$96,910,196	$92,188,834

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments (Notes 2 and 3)	$(500,679)
Interest and dividends (Note 2)	6,036,142

Total investment income	5,535,463

Contributions:
Employer’s	2,246,805
Participants’	5,080,535
Participants’ rollovers	301,822

Total contributions	7,629,162

Total additions	13,164,625

Deductions from net assets attributed to:
Benefits paid to participants	8,803,855
Expenses (Notes 2 and 6)	332,633

Total deductions	9,136,488

Net increase	4,028,137
Transfer from other qualified plan (Note 1)	693,225
Net assets available for benefits:
Beginning of year	92,188,834

End of year	$96,910,196

See Notes to Financial Statements.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements

Note 1. Description of the Plan
The following description of Piedmont Natural Gas Company, Inc. (the “Company”) Salary Investment Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General: The Plan is a defined contribution plan providing benefits to participating salaried and other non-bargaining unit employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger, on and after October 1, 2001, the Plan consists of two portions, the employee stock ownership plan (“ESOP”) and savings portion; however, the Plan does not provide for additional ESOP contributions and all ESOP assets have been allocated to participants’ accounts. Participants can remain invested in the Company’s common stock or sell the common stock at any time and reinvest the proceeds in any of the investment options available in the Plan. Full-time salaried employees become eligible to participate in the Plan after they have completed six months of continuous service with the Company and attained age 18. Effective July 1, 2006, the Plan was amended to change the date upon which an employee may commence participation in the Plan to the first day of any pay period after the employee reaches age 18 and completes thirty days of service. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 50% of the first 10% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. There were no discretionary contributions during the year ended December 31, 2007. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participant accounts: Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations of Company discretionary contributions are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments: Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers nine mutual funds, two common trust funds and one common stock fund as investment options for participants.
Vesting: Prior to July 1, 2006, all participant and employer contributions and earnings thereon were fully vested and nonforfeitable upon allocation to the participants’ accounts. Effective July 1, 2006, the Plan

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements

Note 1. Description of the Plan (Continued)
was amended so that a participant becomes 100% vested in his employer matching contributions after the participant has completed six months of service.
Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes. Principal and interest is paid ratably through payroll deductions.
Payment of benefits: The vested balance of a participant’s account will be paid to the participant, or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan. However, a participant who retires with an account balance of more than $15,000 may elect payment over a specified number of years under an annuity contract purchased from a life insurance company selected by the participant.
Other: During the year ended December 31, 2007, account balances totaling $693,225 of participants in the Piedmont Natural Gas Company, Inc. Payroll Investment Plan who had moved from hourly positions to salaried positions, therefore becoming eligible to participate in the Plan, were transferred to the Plan.
Note 2. Summary of Accounting Policies
Basis of accounting: The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.
Investment contracts: As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
The Plan invests in investment contracts through a collective trust in the Union Bond & Trust Company Stable Value Fund, formerly known as the Gartmore Morley Stable Value Fund. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements

Note 2. Summary of Accounting Policies (Continued)
Accounting pronouncements: In September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) was issued and is effective for fiscal years beginning after November 15, 2007. In November 2007, implementation of SFAS 157 was delayed for one year only for other nonfinancial assets and liabilities. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and applies whenever other standards require (or permit) the measurement of assets or liabilities at fair value, but does not expand the use of fair value measurement to any new circumstances. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability. SFAS 157 establishes a fair value hierarchy of three levels for valuation inputs that prioritizes the information used to develop those assumptions. The Plan will adopt SFAS 157 for the fiscal year beginning January 1, 2008 with the exception of the application of the provision related to nonfinancial assets and liabilities. We believe the adoption of SFAS 157 will not have a material impact on our financial statements or related disclosures.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 provides entities with an option to report selected financial assets and liabilities at fair value. Its objective is to reduce the complexity in accounting for financial instruments and to mitigate the volatility in earnings caused by measuring related assets and liabilities differently. Although SFAS 159 does not eliminate disclosure requirements included in other accounting standards, it does establish additional presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has elected also to apply SFAS 157 early. Accordingly, the Plan will adopt SFAS 159 for our fiscal year beginning January 1, 2008. We have evaluated SFAS 159, and we do not intend to elect the option to measure any applicable financial assets or liabilities at fair value pursuant to the provisions of SFAS 159.
Investment valuation and income recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value held by the Plan at year end. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end. The investment in the common stock fund is valued at its quoted market price. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements

Note 2. Summary of Accounting Policies (Continued)
Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of benefits: Benefit payments to participants are recorded when paid.
Expenses: As provided by the Plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.
Note 3. Investments
The Plan’s investments that represent 5% or more of net assets available for benefits as of December 31, 2007 and 2006, which includes the FSP as described in Note 2, are as follows:

	December 31,
	2007	2006
Enhanced Stock Market Fund of Wachovia - 130,520 and 146,097 units, respectively	$13,724,856	$14,509,956
Piedmont Natural Gas Stock Fund - 314,573 and 336,693 units, respectively	5,481,851	5,990,941
Evergreen Special Values Fund (A) - 223,993 shares	*	6,130,680
American Funds The Growth Fund of America (A) - 377,316 and 343,828 shares, respectively	12,832,509	11,301,621
American Funds Balanced Fund (A) - 322,817 and 339,588 shares, respectively	6,233,604	6,458,958
Union Bond & Trust Company Stable Value Fund (Retail) - 759,875 units**	—	14,834,216
Union Bond & Trust Company Stable Value Fund - 685,448 units**	14,585,878	—
Dodge & Cox Stock Fund - 76,693 and 66,053 shares, respectively	10,603,593	10,136,481
Dodge & Cox Income Fund - 442,959 and 382,148 shares, respectively	5,541,417	4,803,595
American Funds Europacific Growth Fund (A) - 190,735 and 155,206 shares, respectively	9,702,692	7,226,373
Fidelity Advisor Series I Mid Cap Fund (T) - 244,030 shares	5,763,980	*

*	Represented less than 5% of the Plan’s net assets available for benefits as of this date.

**	Represents fully benefit-responsive investment contracts, formerly known as Gartmore Morley Stable Value Fund.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements

Note 3. Investments (Continued)
During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common trust fund — equity — Enhanced
Stock Market Fund of Wachovia	$807,136

Common stock fund-
Piedmont Natural Gas Stock Fund	(121,036)

Mutual funds:
Balanced	105,672
Fixed income	(25,222)
Stable value	506,406
Equity	(2,502,457)
International equity	613,735
Other	115,087

Total mutual funds	(1,186,779)

Net depreciation in fair value of investments	$(500,679)

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Note 4. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated May 20, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Piedmont Natural Gas Company, Inc. Salary Investment Plan
Notes to Financial Statements

Note 5. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 6. Exempt Party-in-Interest Transactions
Certain plan investments are shares of mutual funds and units of participation in a common trust fund and common collective fund managed by Wachovia. Wachovia is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services amounted to $206,080 for the year ended December 31, 2007.
At December 31, 2007 and 2006, the Plan held 314,573 and 336,693 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $4,179,031 and $4,265,188, respectively, and fair value of $5,481,851 and $5,990,941, respectively. During the year ended December 31, 2007, the Plan recorded dividend income on the common stock of the Company of $193,384.
Note 7. Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500

	December 31
	2007	2006
Net assets available for benefits as presented in these financial statements	$96,910,196	$92,188,834
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(114,782)	(285,998)

Net assets available for benefits per the Form 5500	$96,795,414	$91,902,836

Year Ended
December 31,
2007
Total investment income per the financial statements	$5,535,463
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	171,216

Total investment income per the Form 5500	$5,706,679

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Piedmont Natural Gas Company, Inc. Salary Investment Plan
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of investment
	including maturity date,
Identity of issuer, borrower,	rate of interest, collateral,	Current
lessor, or similar party	par or maturity value	value

*Enhanced Stock Market Fund of Wachovia	Common trust fund, 130,520 units	$13,724,856

Union Bond & Trust Company Stable Value Fund**	Common collective fund, 685,448 units	14,585,878

*Piedmont Natural Gas Stock Fund	Common stock fund, 314,573 units	5,481,851

*Evergreen Special Values Fund (A)	Mutual fund, 230,491 shares	4,713,548

American Funds The Growth Fund of America (A)	Mutual fund, 377,316 shares	12,832,509

American Funds Balanced Fund (A)	Mutual fund, 322,817 shares	6,233,604

Dodge & Cox Stock Fund	Mutual fund, 76,693 shares	10,603,593

Fidelity Advisor Series I Mid Cap Fund (T)	Mutual fund, 244,030 shares	5,763,980

T. Rowe Price New Horizons Fund	Mutual fund, 95,216 shares	2,905,034

Dodge & Cox Income Fund	Mutual fund, 442,959 shares	5,541,417

American Funds Europacific Growth Fund (A)	Mutual fund, 190,735 shares	9,702,692

PIMCO Real Return Bond (A)	Mutual fund, 117,288 shares	1,606,354

*Various participants	Loans to participants, at interest rates ranging from 4.00% to 8.53% and maturities ranging from less than one month to 14 years	3,100,098

		$96,795,414

*	Represents a party-in-interest.

**	Represents fully benefit-responsive investment contracts at fair value.

All investments are participant directed; therefore, cost information has not been presented.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Piedmont Natural Gas Company, Inc. Payroll Investment Plan (Name of Plan)

Piedmont Natural Gas Company, Inc. Salary Investment Plan (Name of Plan)

Date	June 13, 2008	/s/ Renee H. Metzler

Renee H. Metzler Director — Compensation and Benefits and Plan Administrator

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm — Piedmont Natural Gas Company, Inc. Payroll Investment Plan

23.2	Consent of Independent Registered Public Accounting Firm — Piedmont Natural Gas Company, Inc. Salary Investment Plan